Exhibit 99.1

Dogness Reports Financial Results for Fiscal Year Ended June 30, 2024

PLANO, Texas, October 16, 2024 /PRNewswire/ — Dogness (International) Corporation (“Dogness” or the “Company”) (NASDAQ: DOGZ), a developer and manufacturer of a comprehensive line of Dogness-branded, OEM and private label pet products, today announced its financial results for the fiscal year ended June 30, 2024.

Silong Chen, Chief Executive Officer of Dogness, commented: “We continue to face challenges due to intense competition in the domestic market and the ongoing trade dispute between China and the United States, which are impacting and will likely continue impacting our domestic and export sales in the near future. In fiscal 2024, Dogness experienced intensified competition and a complex macro environment, which posed challenges to the Company resulting in a 15.6% revenue decline. Our gross profit for fiscal 2024 decreased to approximately $3.1 million, reflecting a 14.7% decline, primarily due to lower sales volumes in intelligent pet products. However, we effectively reduced our selling expenses by approximately $1.3 million and general and administrative expenses by $2.0 million, enhancing our operational efficiency. As a result, our overall gross profit margin improved slightly to 21.0%, up from 20.8% in fiscal 2023.”

“Looking ahead, we are committed to leveraging our strengths in traditional pet products to capture additional market share, particularly in international markets where we see significant growth potential. We are also exploring new product lines and enhancements to our intelligent pet products, aiming to align them with consumer trends and preferences. Our commitment to sustainability will drive our research and development efforts, focusing on eco-friendly materials and advanced technologies that resonate with our customer base.”

“Thanks to these strategic initiatives, our net loss improved by approximately $1.4 million, or 18.8%, decreasing from $7.5 million in fiscal 2023 to $6.1 million in fiscal 2024. We appreciate the continued support of our stakeholders as we strive for sustainable growth and profitability in the coming years, which we believe will position Dogness as a leader in the pet products industry.”

Financial Results for The Fiscal Year Ended June 30, 2024

Revenues

Revenues decreased by approximately $2.7 million, or 15.6%, to approximately $14.8 million in fiscal 2024 from approximately $17.6 million in fiscal 2023. The decrease in revenue was primarily attributable to an approximately $3.0 million decrease in the sales of intelligent pet products and an approximately $0.5 million decrease in the sales of climbing hooks and others, offset by an approximately $0.7 million increase in the sales of traditional pet products.

The breakdown of our revenue by products and services categories is as follows:

	2024	2023	Changes
Products and services category	Amount (USD Million)	Amount (USD Million)%

Products
Traditional pet products	$9.0	$8.3	8.7%
Intelligent pet products	4.4	7.4	(40.8)%
Climbing hooks and others	1.4	1.8	(25.0)%
Total revenue from products	14.8	17.5	(15.7)%

Services
Dyeing services	0.09	-	-%
Other services	-	0.07	(100.0)%
Total revenue from services	0.09	0.07	22.5%
Total	$14.8	$17.6	(15.6)%

Traditional Pet Products

Revenue from traditional pet products rose by approximately $0.7 million or 8.7%, from $8.3 million in fiscal 2023 to $9.0 million in fiscal 2024. This increase was primarily due to higher sales volume, with $1.2 million coming from overseas markets, offset by a $0.5 million decline in the Chinese domestic market.

Intelligent Pet Products

Revenue from intelligent pet products fell by approximately $3.0 million, or 40.8%, from $7.4 million in fiscal 2023 to $4.4 million in fiscal 2024. This decline was driven by a 33.1% drop in sales volume and a $2.3 decrease in average selling price per unit. The Chinese market accounted for a $0.8 million decrease, while overseas markets contributed to a $2.2 million decline, as the pet product industry is facing reduced consumer spending on non-essential intelligent pet products items.

Climbing Hooks and Others

Revenue from climbing hooks and other products decreased by approximately $0.5 million, or 25.0%, from $1.8 million in fiscal 2023 to $1.4 million in fiscal 2024, mainly due to lower sales volume.

Dyeing Services

The Company provides dyeing solutions using our manufacturing capabilities, applying dyes to textiles for desired quality and color. Revenue from dyeing services was $0.1 million in fiscal 2024, up from no revenue in 2023.

Sales to Related Parties

During discal 2024, Dogness Network Technology Co., Ltd. (“Dogness Network”) and Dogness Technology Co., Ltd (“Dogness Technology”) were related parties of the Company. Dogness Technology ceased being a related party after December 31, 2023. Sales to Dogness Network and Dogness Technology Co., Ltd totaled $0.1 million and $1.7 million in fiscal 2024 and 2023, respectively, representing 0.7% and 9.7% of total revenue. Costs associated with these sales were $0.1 million in 2024 and $1.2 million in 2023.

International vs. Domestic sales

Total international sales dropped by approximately $1.2 million, or 10.6% to approximately $10.1 million in fiscal 2024, primarily due to 48.7% decline in intelligent pet product sales. Traditional pet product sales, however, rose by 21.6%.

Domestic sales decreased by approximately $1.5 million, or 24.4% to around $4.8 million, driven by reduced customer orders caused by intense competition in the domestic market. Domestic sales of traditional and intelligent pet products declined by 19.8% and 27.7% respectively in the domestic market.

Cost of revenues

Cost of revenues decreased by approximately $2.2 million or 15.8%, from approximately $13.9 million in fiscal 2023 to approximately $11.7 million in fiscal 2024. The decreased cost of revenues was the result of the decrease in average unit cost due to a shift toward lower cost traditional pet products.

Gross profit

Gross profit decreased by approximately $0.5 million or 14.7%, from approximately $3.7 million in fiscal 2023 to approximately $3.1 million in fiscal 2024, primarily attributable to the decreased sales volume of our intelligent pet products. Overall gross profit margin was 21.0% in fiscal 2024, an increase of 0.2 percentage points, as compared to 20.8% in fiscal 2023.

The breakdown of gross profit by products and services categories is as follows:

	For the Year ended June 30,
	2024		2023		Changes
Products and services category	Amount ($Million)	Gross profit %	Amount ($Million)	Gross profit %	Gross profit Pct. Pt.
Traditional pet products	$1.4	16.0%	$1.2	14.3%	1.7	pct.
Intelligent pet products	1.2	28.3%	1.8	24.4%	3.9	pct.
Climbing hooks and others	0.5	34.9%	0.6	34.2%	0.7	pct.
	3.1	21.4%	3.6	20.6%	0.8	pct.
Services
Dyeing services	(0.03)	(35.8)%	-	-%	(35.8	)pct.
Other services	-	-%	0.06	86.5	(86.5	)pct.
Total	$3.1	21.0%%	$3.7	20.8%	0.2	pct.

Traditional pet products

Gross profit for traditional pet products rose by approximately $0.3 million in fiscal 2024, with the gross profit margin increasing by 1.7 percentage points from 14.3% to 16.0%, mainly due to a $0.15 reduction in average unit cost.

Intelligent pet products

For intelligent pet products, gross profit fell by approximately $0.6 million from $1.8 million to $1.2 million, largely due to a 33.1% drop in sales volume. However, gross profit margin improved by 3.9 percentage points from 24.4% to 28.3%, driven by a $2.42 decrease in average unit cost.

Climbing hooks and others

Gross profit for climbing hooks and others decreased by approximately $0.1 million from $0.6 million to $0.5 million, primarily due to a 25.2% decline in sales volume. The overall gross margin for this category increased by 0.7 percentage points from 34.2% to 34.9%, The increase was due a $0.02 reduction in average unit cost.

Expenses

Selling Expenses

Selling expenses decreased by approximately $1.3 million, or 54.4%, from $2.5 million in fiscal 2023 to $1.1 million in fiscal 2024, mainly due to reduced marketing research activities. As a percentage of sales, these expenses were 7.6% in fiscal 2024, down from 14.1% in 2023.

General and Administrative Expenses

General and administrative expenses decreased by approximately $2.0 million, or 20.0%, from $9.8 million in fiscal 2023 to $7.8 million in fiscal 2024, due to lower professional consulting and decoration costs. As a percentage of sales, these expenses were 52.8% in 2024, compared to 55.7% in 2023.

Research and Development Expenses

Research and development expenses decreased by approximately $0.3 million, or 34.4%, from $0.9 million in fiscal 2023 to $0.6 million in fiscal 2024. As a percentage of sales, these expenses were 4.1% in 2024, down from 5.3% in 2023. The company anticipates an increase in R&D spending to focus on environmentally-friendly materials and new high-tech products.

Net loss

As a result of the foregoing, our net loss decreased by approximately $1.4 million or 18.8%, from approximately $7.5 million in fiscal 2023 to approximately $6.1 million in fiscal 2024.

About Dogness

Dogness (International) Corporation was founded in 2003 from the belief that dogs and cats are important, well-loved family members. Through its smart products, hygiene products, health and wellness products, and leash products, Dogness’ technology simplifies pet lifestyles and enhances the relationship between pets and pet caregivers. The Company ensures industry-leading quality through its fully integrated vertical supply chain and world-class research and development capabilities, which has resulted in over 200 patents and patents pending. Dogness products reach families worldwide through global chain stores and distributors. For more information, please visit: ir.dogness.com.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding our ability to raise capital on any particular terms, fulfillment of customer orders, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China and the U.S., our ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in our key focus areas, our ability to successfully complete and integrate potential acquisitions, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Dogness may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For investor and media inquiries, please contact:

Wealth Financial Services LLC

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED BALANCE SHEETS

(All amounts in USD)

	As of June 30,	As of June 30,
	2024	2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$6,956,434	$4,483,308
Accounts receivable from third-party customers, net	2,269,341	1,492,762
Accounts receivable from related parties	582,182	1,272,384
Inventories, net	3,119,827	2,679,275
Due from related parties	97,037	87,430
Prepayments and other current assets	3,328,189	3,748,955
Advances to supplier- related party	50,908	239,729
Total current assets	16,403,918	14,003,843

NON-CURRENT ASSETS
Property, plant and equipment, net	61,303,327	61,686,849
Operating lease right-of-use lease assets	16,325,988	17,537,096
Intangible assets, net	1,780,856	1,845,006
Long-term investments in equity investees	1,513,600	1,516,900
Deferred tax assets	1,873,140	1,281,634
Total non-current assets	82,796,911	83,867,485
TOTAL ASSETS	$99,200,829	$97,871,328

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term bank loans	$894,400	$887,000
Current portion of long-term bank loans	759,339	2,959,918
Accounts payable	1,286,981	895,694
Due to related parties	518,003	85,843
Advances from customers	264,832	121,687
Taxes payable	1,007,482	1,015,444
Accrued expenses and other current liabilities	1,452,225	1,026,218
Operating lease liabilities, current	2,352,482	2,326,162
Total current liabilities	8,535,744	9,317,966

NON-CURRENT LIABILITIES
Long-term bank loans	3,315,715	1,595,549
Operating lease liabilities, non-current	10,938,477	10,612,508
Total non-current liabilities	14,254,192	12,208,057
TOTAL LIABILITIES	22,789,936	21,526,023

Commitments and Contingencies (Note 10)

EQUITY
Class A Common shares, no par value, unlimited shares authorized; 3,661,658 and 1,552,762 issued and outstanding as of June 30, 2024 and 2023, respectively*	92,004,296	85,716,578
Class B Common shares, no par value, unlimited shares authorized; 9,069,000 issued and outstanding as of June 30, 2024 and 2023	18,138	18,138
Statutory reserve	291,443	291,443
(Accumulated deficit) retained earnings	(5,391,709)	664,004
Accumulated other comprehensive loss	(10,511,317)	(10,345,832)
Equity attributable to owners of the Company	76,410,851	76,344,331

Non-controlling interest	42	974
Total equity	76,410,893	76,345,305

TOTAL LIABILITIES AND EQUITY	$99,200,829	$97,871,328

DOGNESS (INTERNATIONAL) CORPORATION

STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

(All amounts in USD)

	For the Years Ended June 30,
	2024	2023	2022

Revenues – third party customers	$14,746,447	$15,884,281	$24,882,618
Revenues – related parties	101,455	1,700,173	2,212,579
Total Revenues	14,847,902	17,584,454	27,095,197

Cost of revenues – third party customers	(11,642,233)	(12,760,852)	(15,654,952)
Cost of revenues – related parties	(82,955)	(1,162,314)	(1,301,180)
Total cost of revenues	(11,725,188)	(13,923,166)	(16,956,132)
Gross Profit	3,122,714	3,661,288	10,139,065

Operating expenses:
Selling expenses	1,129,671	2,478,163	2,077,174
General and administrative expenses	7,838,024	9,800,714	6,742,687
Research and development expenses	610,439	931,078	917,227
Loss from disposal of property, plant and equipment	1,075,490	15,306	327,921
Total operating expenses	10,653,624	13,225,261	10,065,009

(Loss) income from operations	(7,530,910)	(9,563,973)	74,056

Other income:
Interest expense, net	(207,410)	(330,824)	(370,108)
Foreign exchange transaction gain	310,860	800,403	246,211
Other income, net	541,468	112,109	115,016
Rental income from related parties, net	337,743	295,362	173,089
Total other income	982,661	877,050	164,208

(Loss) income before income taxes	(6,548,249)	(8,686,923)	238,264
Income taxes benefit	(491,600)	(1,227,449)	(2,777,868)
Net (loss) income	(6,056,649)	(7,459,474)	3,016,132
Less: net loss attributable to non-controlling interest	(936)	(259,211)	(219,427)
Net (loss) income attributable to Dogness (International) Corporation	(6,055,713)	(7,200,263)	3,235,559

Other comprehensive loss:
Foreign currency translation loss	(165,481)	(6,204,254)	(3,203,448)
Comprehensive loss	(6,222,130)	(13,663,728)	(187,316)
Less: comprehensive loss attributable to non-controlling interest	(932)	(270,210)	(230,583)
Comprehensive (loss) income attributable to Dogness (International) Corporation	$(6,221,198)	$(13,393,518)	$43,267

(Loss) earnings per share
Basic	$(0.55)	$(0.68)	$0.31
Diluted	$(0.55)	$(0.68)	$0.31

Weighted Average Shares Outstanding*
Basic	10,919,386	10,598,989	10,301,133
Diluted	10,919,386	10,598,989	10,316,232

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in USD)

	For the Years Ended June 30,
	2024	2023	2022

Cash flows from operating activities:
Net (loss) income	$(6,056,649)	$(7,459,474)	$3,016,132
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Amortization of operating lease right-of-use lease assets	1,179,776	1,023,500	408,566
Depreciation and amortization	2,771,727	3,315,172	3,458,347
Loss from disposition of property, plant and equipment	1,075,490	15,306	327,921
Share-based compensation for services	1,114,857	1,243,385	11,831
Change in inventory reserve	-	246,281	-
Change in credit losses	275,923	160,254	(16,776)
Deferred tax benefit	(597,241)	(658,595)	(118,424)
Warrants modification	239,308	-	-
Accrued interest income	-	-	(1,320)
Changes in operating assets and liabilities:
Accounts receivables	(1,060,171)	(109,090)	683,119
Accounts receivables-related parties	691,431	(272,301)	(620,728)
Inventories	(447,631)	268,593	740,265
Prepayments and other current assets	97,647	(3,113,841)	1,173,662
Advances to supplier- related party	189,395	(249,986)	-
Accounts payables	395,559	(62,237)	224,676
Accounts payables-related parties	-	(379,124)	58,190
Advance from customers	144,236	(18,989)	(52,365)
Taxes payable	(5,936)	(441,390)	(2,827,106)
Accrued expenses and other liabilities	423,456	34,381	(137,457)
Operating lease liabilities	382,649	(2,444,110)	(168,075)
Net cash provided by (used in) operating activities	813,826	(8,902,265)	6,160,458

Cash flows from investing activities:
Purchase of property, plant and equipment	(3,524,713)	(1,520,556)	(15,259,272)
Proceeds from disposition of property, plant and equipment	79,850	14,872	22,213
Proceeds upon maturity of short-term investments	-	50,330	495,680
Net cash used in investing activities	(3,444,863)	(1,455,354)	(14,741,379)

Cash flows from financing activities:
Net proceeds from private placement	4,920,800	-	19,124,920
Adjustment relating to non-controlling interest	-	(26,245)	-
Net proceeds from exercise of warrants	329,480	-	4,444,136
Reverse split shares	(810)	-	-
Net proceeds from exercise of options	-	-	180,000
Proceeds from short-term bank loans	899,600	483,000	804,000
Repayment of short-term bank loans	(887,000)	(160,000)	(944,446)
Proceeds from long-term bank loan	2,629,600	-	-
Repayment of long-term bank loans	(3,102,838)	(1,337,323)	(796,416)
Proceeds from (repayment of) related party loans	425,007	(25,796)	(1,943,408)
Net cash provided by (used in) financing activities	5,213,839	(1,066,364)	20,868,786

Effect of exchange rate changes on cash and cash equivalents	(109,676)	(698,581)	(617,747)
Net increase (decrease) in cash and cash equivalents	2,473,126	(12,122,564)	11,670,118
Cash and cash equivalents, beginning of year	4,483,308	16,605,872	4,935,754
Cash and cash equivalents, end of year	$6,956,434	$4,483,308	$16,605,872

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash (refunded) paid for income tax	$-	$(2,593)	$3,195
Cash paid for interest	$294,628	$396,517	$471,443

Non-Cash Investing Activities
Transfer from construction-in-progress to fixed assets	$-	$-	$597,594
Additions (reductions) to property, plant and equipment through other payable	$7,301	$(8,167)	$-
Prepaid share-based compensation for services	$-	$315,917	$-